EXHIBIT 12.2

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six months ended June 30, 2005	Years ended December 31,
		2004	2003	2002	2001	2000
Earnings:
Income before assessments	$ 229	$398	$440	$398	$580	$513
Fixed charges	2,636	2,548	1,602	2,404	5,597	7,551

Total earnings	$2,865	$2,946	$2,042	$2,802	$6,177	$8,064

Fixed charges:
Interest expense	$2,635	$2,547	$1,601	$2,403	$5,596	$7,550
Estimated interest component of net rental expense*	1	1	1	1	1	1

Total fixed charges	$2,636	$2,548	$1,602	$2,404	$5,597	$7,551

Ratio of Earnings to Fixed Charges	1.09	1.16	1.27	1.17	1.10	1.07

*	Represents an estimated interest factor